UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days. This non-material amendment is filed to note the change in Escrow Agent.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Aashna Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 6, 2020

Physical Address of Issuer:

2598 E. Sunrise Blvd., Suite 2104, Fort Lauderdale, FL 33304, United States

Website of Issuer:

https://www.aashnaliving.com/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 28, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2020)*	Prior fiscal year-end (2019)*
Total Assets	$466,176	$378,501
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$3,442	$1,482
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(17,582)	$(28,420)

*Includes the financial results of Aashna Living I LLC, a wholly-owned subsidiary of the Company.
**Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 29, 2022

Aashna Inc.

AashnaLIVING

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Aashna Inc., ("Aashna**,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$250	$10.00	$240
Maximum Individual Purchase Amount (3)(4)	$250,000	$10,000	$240,000
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$1,070,000	$42,800	$1,027,200

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative

Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.aashnaliving.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Aashna

The date of this Form C/A is March 29, 2022

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Aashna Inc., is a residential and hospitality membership model in the eco-community space offering sustainable stays and social clubs for mindful living. The Company was incorporated in Delaware as a corporation on April 6, 2020.

The Company is located at 2598 E. Sunrise Blvd., Suite 2104, Fort Lauderdale, FL 33304, United States.

The Company's website is https://www.aashnaliving.com.

The Company is headquartered and qualified to conduct business in Florida. The Company also sells its products and services through the Internet and throughout the United States.

The Company will operate as the parent company of each Aashna Living™ PropCo community, each community to be structured as a subsidiary limited liability company. The Company currently has one community set up as subsidiary limited liability company: Aashna Living I LLC, a North Carolina limited liability company formed on April 18, 2018. Effective May 21, 2021, the Company entered into a Membership Interest Purchase Agreement with Aashna Living I LLC, whereby the Company acquired 100% of the membership interests of Aashna Living I LLC in exchange for a SAFE note of $700,000. In connection, with the agreement, Aashna Living I LLC became a wholly-owned subsidiary of the Company.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Aashna (the "Deal Page") and the version published as of the date of this Form C/A is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250 [+]
Maximum Individual Purchase Amount	$250,000 [+]
Offering Deadline	April 28, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 25.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Housing sales and construction were delayed during this time. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing its Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Aashna Inc., is both a residential and hospitality membership model in the eco-community space offering sustainable stays and social club memberships for mindful living located in some of the most vibrant Tier II cities throughout the United States. The Company has full control over every aspect of our development platform because we are the owners, operators and designers of these communities. Although we primarily sell to consumers, we also hope to form partnerships with affiliates and developers. The Company anticipates generating additional revenue from membership subscriptions to our wellness-focused social clubs, and from short and long-term rentals. Our Company uses innovative technology systems combining GreenTech, ConTech and a proven FinTech model to scale.

Business Plan

The Company plans to significantly expand its business by increasing its marketing and publicity efforts, securing a line of credit to begin site-work construction in Asheville, NC, and hiring additional employees. The Company does not expect to achieve profitability in the next 18 months, but has a break-even point projected in 2023. The capital we raise here will empower us to expand our product development and begin site-work construction in Asheville, NC, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Eco-Rentals for Mindful Living	Climate smart housing and wellness hospitality that improves lives. Our use of an innovative decarbonizing development strategy offers our members a healthy and sustainable lifestyle at a fair price.	US Wellness Lifestyle Real Estate, Global Wellness Real Estate Industry, the Eco-minded "LOHAS" market and value driven aspirational consumer, Explorers and Travelers, and remote workers looking for live-work and socializing opportunities.
Wellness Focused Social Club	Promoting wellbeing, fun, friendship, and financial freedom by providing healthy and inclusive activities to facilitate positive social connections for our members while saving them 30% on designer quality accommodation and wellness hospitality.	US Wellness Lifestyle Real Estate, Global Wellness Real Estate Industry, the Eco-minded "LOHAS" market and value driven aspirational consumer, Explorers and Travelers, and Remote workers looking for live-work and socializing opportunities.

Competition

The markets in which our offerings are sold are highly competitive. Our offerings compete against similar offerings from large and small companies, including well-known competitors. Quality, design, value and functionality are also important differentiating factors.

Our Company philosophy is based on the premise that current housing options are not a good product fit for the consumer, and that past housing models fail to meet the current demand. Many of the giants in the multi-family industry continue to use wasteful construction methods and toxic building materials. In addition, direct competitors within the wellness lifestyle real estate or shared housing models have one or more identifiable weaknesses in that they are not designed for long-term stays, do not offer a balance of urban culture and nature, and they are often affordable only to a small market. Traditionally, wellness lifestyle real estate is designed as a temporary and costly vacation or getaway, or offered for sale at highly exclusive communities with limited locations. Our Company is designed with these shortfalls in mind, and will be suitable for short or long-term stays, offering flexibility, inclusivity, accessibility, and will be resource friendly for the average rental consumer set to the appropriate design scale.

Customer Base

Aashna communities appeal to a vibrant blend of residents: mixed income, multi-cultural, and multi-generational from Millennials to thriving-aging clients. Our product is built with the value-driven aspirational consumers, and eco-minded "LOHAS" Market" in mind, in addition to attracting explorers, travelers and remote workers looking for live-work and socializing opportunities.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate product and service providers in the event its current third-party vendors are unable to provide products or services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90288286	**aashnaLIVING**	Standard Character Mark	October 29, 2020	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.aashnaliving.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$1,000	4%	$42,800
Deposit for Line of Credit Facility (1)	59%	$14,750	59%	$631,300
Property Acquisition Expenses (2)	14%	$3,500	14%	$149,800
Hiring	6%	$1,500	6%	$64,200
Marketing	7%	$1,750	7%	$74,900
Operations	5%	$1,250	5%	$53,500
General and Administrative	5%	$1,250	5%	$53,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use the proceeds to secure a line of credit facility to commence site-work construction at the Asheville location. The proceeds will be held in a deposit account in order to obtain such facility.

(2) We will use a portion of the proceeds for expenses relation to the acquisition of properties, including asset deposits, due diligence costs and planning.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Stephanie O'Brien	Founder, CEO, CVO, and Director	CEO and Founder of Aashna Inc., 2018 – Present Responsible for sales, operations, general CEO responsibilities, and the drive and creativity to fuel companies growth for the future CEO and Founder of Aashna Living I, LLC, 2018 – Present Responsible for sales, operations, and general CEO responsibilities Real Estate Broker, Douglas Elliman Real Estate, 2004 - Present; Acts as a new development broker Co-Founder, Peters/O'Brien Group LLC, 2010 – 2019. Responsible for COO responsibilities and marketing and sales	The New School, B.A., Communications & Human Rights Studies, 2004

Biographical Information

Stephanie O'Brien: Stephanie is the CEO and Founder of the Company. Stephanie was ranked in the top 1% of real estate experts nationwide by The Wall Street Journal and has earned more than 25 sales awards and facilitated over $900M in real estate sales volume. She has specialized in new development in emerging markets for the majority of her career. Stephanie knows how to create and drive trending markets while attracting quality talent and clients. She has successfully optimized layouts, plans, design and features for comfort and profit for thousands of properties and has the ability to implement a complete vision for any project. Stephanies has been featured in the New York Times, New York Post, Haute Residence, The Real Deal, Curbed, and on the NBC Open House series.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 5,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Additionally, the Company has established the 2020 Employee Securities Ownership Plan for which 500,000 shares of Common Stock are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 5,000,000 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. Additionally, the Company has issued 100,000 shares of Common Stock under the 2020 Employee Securities Ownership Plan, which are included in the outstanding Common Stock figure herein, and has 400,000 shares of Common Stock remaining available for issuance under the 2020 Employee Securities Ownership Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	94.49%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$700,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.51%

Outstanding Debt

As of the date of this Form C/A, the Company has does not have any outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Stephanie O'Brien	4,900,000 shares of Common Stock	98.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Aashna Inc. (the "**Company**") was incorporated on April 6, 2020, under the laws of the State of Delaware, and is headquartered in Fort Lauderdale, Florida. The Company will operate as the parent company of each Aashna Living™ PropCo community, each community to be structured as a subsidiary limited liability company. The Company currently has one community set up as subsidiary limited liability company: Aashna Living I LLC. Effective May 21, 2021, the Company entered into a Membership Interest Purchase Agreement with Aashna Living I LLC, whereby the Company acquired 100% of the membership interests of Aashna Living I LLC in exchange for a SAFE note of $700,000. In connection, with the agreement, Aashna Living I LLC became a wholly-owned subsidiary of the Company.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of January 31, 2022, the Company had an aggregate of $81,662 in cash and cash equivalents, leaving the Company with approximately 5 1/2 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does intend to make capital expenditures in the near future. The Company plans to acquire one or two property locations or limited partnerships in the next 12 months. The Company expects by the spring of 2022 to acquire land in the Austin, Texas area which will cost approximately $600,000 - $700,000. The Company also expects by the Summer/Fall 2022, to acquire property in the Nashville, Tennessee area which will cost approximately $500,000-$600,000.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This non-material amendment is filed to note the change in Escrow Agent.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$49	4,900,000	N/A	April 6, 2020	Section 4(a)(2)
Common Stock	$1	100,000	N/A	June 1, 2020	Rule 701
SAFE (Simple Agreement for Future Equity)*	N/A	1	N/A	May 21, 2021	Section 4(a)(2)

*This SAFE, in the amount of $700,000, was issued in connection with the acquisition of Aashna Living I LLC, a wholly-owned subsidiary of the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) Effective May 21, 2021, the Company entered into a Membership Interest Purchase Agreement with Aashna Living I LLC, whereby the Company acquired 100% of the membership interests of Aashna Living I LLC in exchange for a SAFE note of $700,000 with a discount of 20%. Stephanie O'Brien, the CEO and Founder of the Company, was the 100% owner of Aashna Living I LLC.

See the section titled "***Outstanding Options, Safes, Convertible Notes, Warrants***" in the Capitalization, Debt and Ownership section herein to obtain information regarding the terms of the SAFE note.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $5,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $5,000,0000 in Preferred Stock to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/ Stephanie O'Brien	
(Signature)	
Stephanie O'Brien	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Stephanie O'Brien	
(Signature)	
Stephanie O'Brien	
(Name)	
Director	
(Title)	
March 29, 2022	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

AASHNA Inc.
COMBINED FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2020 and 2019

AASHNA INC.

COMBINED FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2020 and 2019

TABLE OF CONTENTS

Page



MB&F

Mayne, Blumstein & Fingold CPAs LLP

Robert W. Mayne, CPA
Dennis P. Fingold, CPA
Wade H. Blumstein, CPA
Lisa M. Capparelli, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Aashna Inc.
2598 E Sunrise Blvd, Suite 2104
Fort Lauderdale, FL 33304

We have reviewed the accompanying combined financial statements of Aashna Inc, which comprise the combined balance sheet as of December 31, 2020 and December 31, 2019, and the related combined statements of income and equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 7. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP

Merrick, NY

November 9, 2021

1991 Smith Street • Suite 100 • Merrick, NY 11566
T: 516-868-2400 • F: 516-868-6683 • www.mbfcpas.com

Aashna Inc.
Combined Balance Sheet
December 31, 2020 and 2019

	2020	2019
Current Assets:		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Long-Term Assets		
Construction in Progress	143,243	55,568
Land	322,933	322,933
Total Assets	466,176	378,501
Current Liabilities:		
Credit Cards Payable	3,442	1,482
Total current liabilities	3,442	1,482
Total Liabilities	3,442	1,482
Equity:		
Member's Equity	462,684	377,018
Common stock, $.00001 par value; authorized and issued 5,000,000 shares	50	
Total Equity	462,734	377,018
Total Liabilities & Equity	$ 466,176	$ 378,501

See independent accountant's combined review report and accompanying notes to financial statements.

2

Aashna Inc.
Combined Statements of Income / (Loss)
For the Years Ended December 31, 2020 and 2019

	2020	2019
Net Revenues	$ -	$ -
Cost of revenues	-	-
Gross Profit	-	-
Operating Expenses:		
Facility	1,271	1,200
General and Administrative	16,312	27,220
Total Operating Expenses	17,582	28,420
Operating Income/ (Loss)	(17,582)	(28,420)
Net Loss	$ (17,582)	$ (28,420)

Aashna Inc.
Combined Statements of Cash Flows
For Years Ending December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities:		
Net Loss	$ (17,582)	$ (28,420)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Credit Cards Payable	1,960	1,251
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net Cash Used by Operating Activities	(15,622)	(27,169)
Investing Activities		
Construction in Progress	(87,676)	(41,170)
Net Cash Used by Investing Activities	(87,676)	(41,170)
Financing Activities		
Contributions	103,248	68,340
Common stock	50	
Net Cash Provided by Financing Activities	103,298	68,340
Net Increase / (Decrease) in Cash and Cash Equivalents	-	-
Cash and Cash Equivalents, Beginning of Year	-	-
Cash and Cash Equivalents, End of Period	$ -	$ -

Supplemental disclosures:

	2020	2019
Taxes paid:	$0	$0

See independent accountant's combined review report and accompanying notes to financial statements.

4

Aashna Inc.
Combined Statement of Equity
For the Years Ended December 31, 2020 and 2019

		Total Equity
Balance as of January 1, 2019	$	337,098
Contributions	$	68,340
Net Income (Loss)	$	(28,420)
Balance as of December 31, 2019	$	377,018
Contributions	$	103,248
Issuance of Common Stock	$	50
Net Income (Loss)		(17,582)
Balance as of December 31, 2020	$	462,734

See independent accountant's combined review report and accompanying notes to financial statements.

5

NOTE 1 – NATURE OF OPERATIONS

Aashna Inc. (which may be referred to as the "Company", "we," "us," or "our") was formed in Delaware on April 6th, 2020. Aashna Inc. is the OpCo "parent company" of each Aashna Living™ PropCo community, structured as a subsidiary limited liability company. A owner/operator/designer of eco-rentals & wellness-focused hospitality social club platform. Consisting of two primary revenue streams: subscriptions to the Aashna social club, and accommodation income from short-term and long-term rentals. The combined financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company")

Aashna Living 1 LLC was formed in Delaware on April 18th, 2018

Due to the nature of the subsequent event, the financial statements presented herein give a retroactive effect to the organization as a corporation and combination. Additionally, the LLC was 100% owned by one individual member who also owned 98% of the common stock of the C corporation so there was common control prior to the subsequent event.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, and 2019, the Company had $0 and $0 of cash on hand, respectively.

Receivables and Credit Policy

The company deals with one major business segment. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, and 2019, the Company had $0 and $0 in accounts receivable, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method based on useful lives of the assets. There was no depreciation expense for the years ended December 31st, 2020, and 2019, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2020, and 2019, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020, as the Company had no taxable income.

Revenue Recognition

The company sales are derived from services with revenue being recognized when persuasive evidence of an arrangement existed, the service had occurred, the sales price was fixed or determinable and collectability was reasonably assured. In evaluating the if the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") the company felt it was already recognizing revenue when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling.

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Sales and Marketing

The Company expenses sales and marketing costs as they are incurred. Such costs were $0 and $0, respectively, for the years ended December 31, 2020, and 2019.

Recent Accounting Pronouncements

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company had $466,176 of fixed assets on December 31, 2020, which consisted of $322,933 of land and $143,243 of construction in progress. The Company had $378,501 of fixed assets on December 31, 2019, which consisted of $322,933 of land and $55,568 of construction in progress.

NOTE 4 – INCOME TAXES

The Company is taxed as a disregarded entity (the LLC)
The Company is also taxed as a C corporation (the Corp)

NOTE 5 – EQUITY

The company had member's equity in the amounts of $462,684 and $377,018 as of December 31st, 2020, and 2019, respectively.
The company also authorized and issued 5,000,000 shares of common stock at $.00001 par value. As of December 31, 2020, the company had 5,000,000 share outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020, and December 31st, 2019, respectively.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred net losses since inception. The company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – SUBSEQUENT EVENTS

Effective as of May 18, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline.

Effective May 21, 2021, the Company entered into a Membership Interest Purchase Agreement with Aashna, Inc. a Delaware corporation, whereby Aashna Inc. acquired 100% of the membership interests of the Company in exchange for a SAFE note of $700,000. In connection with the agreement, the Company became a wholly owned subsidiary of Aashna, Inc.

Management's Evaluation

Management has evaluated subsequent events through November 9th, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Aashna

Logo



Headline | Membership-based eco-housing and social club for mindful living

Slides










Tags	Female Founders, Sustainable, Real Estate, Wellness, Subscription, Residential, Hospitality, Coming soon, Startups

Pitch text	### Summary

- Owner/operator/designer for eco-rentals & wellness hospitality platform
- Short & long-term rentals and social club subscriptions
- Green construction tech: fast, scalable, climate-smart and space efficient
- Development system reduces rent up to 30%, increases ROI up to 30%
- First location in Asheville ready to break ground, 7–9 months to occupancy
- Company projects $85M revenue in 5 years & over $750K+ prefunded by founder
- Female Founder ranked in the top 1% of real estate experts in US by WSJ

Problem

Yesterday's housing models don't meet today's demand

Renters want more choices

A new generation of consumers is driving the rental market, and they are bringing a different set of priorities with them:

- 71% of consumers prefer to support businesses aligned with their values
- 75% of millennial renters say they are striving to live a healthy lifestyle

The global health crisis, economic conditions, and climate conditions have incited a desire to live differently—with nature, wellbeing, flexibility, and community foremost in mind. Yet, there is a huge void when it comes to finding a home that supports this criteria.



Problem 1. Social Disconnection

40% of Americans claim to suffer from loneliness, overwhelmed by trying to make ends meet

Problem 2. Climate Conditions

Buildings represent **41%** of the total US energy consumption & **40%** of CO2 emissions, and often built using toxic materials

Problem 3. Economic Conditions

Low-cost housing is in high demand. Over **50%** of today's renters in the U.S. are cost burdened

Solution

The future of real estate, today!

A membership model to an eco-social-housing platform offering accessible wellness, community, and sustainable living options where members can live, visit, work, and play on the fly. Aashna is giving the power of choice back to the people with flexible leases, locations, and memberships to fit any lifestyle.

Our innovative decarbonizing development strategy, combined with the use of modern construction & financial technology, has helped us design a **sustainable, scalable, 21st century housing solution.**

- Fast, efficient, sustainable construction methods for **better scalability and ROI**
- **Eco-luxury rentals and subscriptions services** to both online and in-person wellness-focused social experiences, with flexible leases, memberships and location options



Benefit 1 Prosocial

Promoting fun, friendship financial freedom and better health. Save 30% on designer quality living



Benefit 2 Coexist

Eco-housing, reduces CO2 and operating cost & increases the assets value and life-cycle,


Benefit 3
Opportunity
Shareholders make 30% premium per sq ft.
Positioned at the forefront of a cultural boom

Product

Live, work, visit or play

Members can have access anywhere, anytime through our in-person and virtual social club, which explores a digital version of our physical locations and experiences in the metaverse. We are cultivating the best of mindful living and climate-smart architecture with extraordinary comfort and services.


eco-living spaces in inspiring places
You choose: rent by room or rent by home


social club for mindful living activities
Create healthy habits for everyday life


flexible leases, memberships & locations
Simplify your life


workspaces surrounded by green places
Enhance creativity and concentration

Benefits include but are not limited to:

Members

- Enjoy high-quality, fair-priced sustainable housing
- Healthy and inclusive activities to facilitate positive social connections
- Flexibility
- Use of mindful building materials can promote better health

Shareholders/investors

- Use of construction technology and assembly products reduces build time, waste, and CO_2 emissions, while increasing space efficiency and scalability
- Renewable energy use gives access to tax credits and reduces operating expenses, and increases life cycle
- Wellness lifestyle features and green building increase sales value
- Membership model drives 5–10% additional revenue

Neighborhoods

- Accelerating local economic growth and resilience efforts
- Establishing a development system and playbook to help decarbonize the local housing stock

Traction

Ready to break ground today

Aashna Living 1 is ready for development in Asheville, NC—dubbed "the world's third best city for millennials" by Matador.



property purchased

2.22 Acres: on "Aashna Way" in West Asheville, NC

We have **plans, property, and permits in place**. With our improved construction techniques, we could have **occupancy within 7-9 months** of breaking ground, and start generating revenue from our social club even sooner.



permits approved

29 small-scale homes
2BR /1BTH (450–605 sqft)
58 beds total
2800 sqft of shared space

Aashna is designed as a scalable platform that can be deployed wherever the market fits. Led by a founder whom the Wall Street Journal named in the **top 1% of real estate specialists nationwide**, we are looking for opportunities to develop Aashna Living communities across the country.



pipeline in process

Vetting two potential acquisitions in Austin, TX and Nashville, TN

We're currently vetting two potential locations in Austin, TX and Nashville, TN.

B2B partnership ecosystem

We've formally engaged with several like-hearted brands such as those listed below—and we have no plans of stopping here. There are hundreds of wellness brands and products we are exploring.







B2B
Partnership
Eco-system
We are in great company!
FLOW CONSCIOUSNESS INSTITUTE
betterhelp
co-liv
ONE TREE PLANTED
MYNDSET
CalmCity
buddhabooth

Customers

Making mindful living more accessible

We envision Aashna communities as a vibrant blend of residents: mixed income, multi-cultural, and multi-generational.

- Gen-Z to thriving-aging clients
- Aspirational consumers, tending to be value-driven
- Eco-minded and wellness-conscious individuals (the LOHAS market)
- Explorers and travelers
- Remote workers looking for live-work and socializing opportunities

Location market fit

✓ Vibrant arts, music, entertainment and culinary scenes
✓ Urban amenities combined with neighborhood charm
✓ Healthy economy & steady population growth
✓ Access to public transportation
✓ Climate resiliency/climate action plans in place
✓ Close proximity to urban centers for economic opportunities



We see the greatest potential opportunity in **booming "Tier II" cities**—up-and-coming locations with untapped potential within the wellness lifestyle and shared housing market.

Business Model

Better value for customers, more profitable for investors

As a full stack owner, operator, and designer, we have control over every aspect of our development platform. We primarily sell directly to consumers; but we also anticipate forming partnerships with affiliates and developers.

We have two primary revenue streams: **subscriptions to the Aashna social club**, and **accommodation income** from short-term and long-term rentals. We also expect secondary income from technical service contracts, licensing program options, and vendor/facilitator referrals.

Flexible and responsive business model:

Tiered Membership Subscriptions	**Rentals w/ Flexible Lease Options**
• Basic wellness foundation for all residents -membership levels optional with the choice of paying more for additional services	• Members can live in private rooms or private homes from 1 month to 1 year
• Non-residents and/or guests can purchase memberships and à la carte services	• Rent-by-room SHARES, Private 2BR SUITES or short-term furnished STAYS

Our financial strategy is designed to:

- Strengthen balance sheets and preserve access to capital
- Keeps capital away from leasing spaces
- Positively increase valuation for future fundraising rounds
- Provides access to 100% of the capital as opposed to conventional lending. 60 to 85% LTV

Local competitive set and value

Aashna Living can reduce rents by 30% per month, while increasing revenue by up to 30% per square foot

Aashna, Asheville

While you may be able to find a cheaper "room" in the boondocks or in a rundown home that drains the earth's resources and your bank account -there is **nothing close to the quality-of-life and value of the designer quality accommodations and wellness hospitality that Aashna offers.**

Plus, you don't have to worry about the hassle of making sure your housemate is responsible - we do that for you. We do our best to match roomies to become future homies!


rent-by-room/ shared kitchen and bath blended rent average
Available shared housing units offer **lodging only , no hospitality!**
$1,889.00
$1,725.00
$778.00
$883.00
Asheville Furnished Short-term
Aashna Furnished Short-term
Asheville Unfurnished long-term
Aashna Unfurnished + hospitality

*rent sources 2021 include: AirBNB, Craigslist and Roomies


Value by PPSF & Rent Avg
PPSF Luxury Studios/1BR/ 2BR - "Class A" Wellness Lifestyle Oriented Communities Receive A Premium on a Sq Ft Basis
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.38
$1.98
$1.66
$2.28
$3.42
The Patton
The Loft at South Slope
Beaucatcher
The Retreat at the Hill
Subject Property - Aashna Living
Asheville Luxury Studio / 1BR Rental Averages
$1,600.00
$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
$1,431.00
$1,292.00
$1,228.00
$1,365.00
$850.00
The Patton
The Loft at South Slope
Beaucatcher
The Retreat at the Hill
Subject Property - Aashna Living
*comprehensive comp analysis available

Market

$8.6B obtainable market share

Our market share projection of $8.6B is based on an analysis of Aashna's perceivable share of the intersecting market segments over the next 5–7 years. Direct sales to consumers make up the larger portion of our target market, including wellness-focused real estate, co-living, “rent-by-room” spaces, Airbnb, and eco-minded explorer/ travelers and remote workers.


wellness lifestyle real estate
$275B
- Global Wellness Institute 2021
Combined segments obtainable market share 1.5%


rent-by-room shared rentals
Over
$58B
- Cushman & Wakefield Co-living Landscape & Pew Research , Housemates
Combined segment obtainable market share 2%


work-from-anywhere & corporate housing
$105B
- Apollo Technical/ Statistics on Remote Workers
Obtainable share 1%


explorer/travelers short-term rentals
Over
$146B
- Iproperty Management & AirDNA 2021 & SKIFT REPORT
Obtainable share 1.5%

Indirect sources of revenue include retreats, and holistic development and corporate housing—especially relevant in today’s “work-from-anywhere” business environment.



Reason 1. Healthy & Sustainable

Studies show **71%** of consumers prefer to spend their $ at businesses aligned with their values. **75%** of millennial renters say they are striving to live a healthy lifestyle. Wellness Lifestyle real estate is on the rise $197B by 2022.

Reason 2. Work-from-Anywhere

Remote work rates in some occupations exceed **80%.** A built-in work-from-anywhere option will become increasingly more desirable in the wake of this global health pandemic.

Reason 3. Budget- Friendly

50% of renters are cost burdened. Due to the loss of income and job security as a result of COVID-19, this is likely to increase. Aashna is offering high-quality, fair-priced sustainable housing.

Timing

Competition

A better fit for today's market

Current housing choices are not a good product fit for modern day residents' lifestyle preferences. Our direct competitors within wellness lifestyle real estate or shared housing models have **one or more identifiable weaknesses:**



general– multi-family market

- **Most the multi-fam industry are still using wasteful construction methods and toxic building materials.**



shared – housing models

- **Aren't desirable for long-term stays**
- **Don't offer a balance of urban culture and nature**



wellness-lifestyle real estate

- **Aren't designed for long-term stays**
- **Only "affordable" to a few**

Aashna addresses these shortcomings by using the latest in construction technology, utilizing sustainable design principles, eco-friendly materials, smart home technologies, along with a savvy finance tech system.


Wellness Lifestyle Real Estate Industry
Located Near Urban Amenities
(live. work. socialize – inclusive rental eco-communities)
aashnaliving
live.work.socialize
Traditional
Temporary, resort short stay Costly for sale
Limited locations
Aashna
Suitable for short or long-term Affordable Flexible rentals
Set to scale
grow
TEN THOUSAND
SHEARWATER
BABCOCK RANCH
serenbe
WALSH
HARMONY
OLIVETTE
CANYONRANCH
SUMMERS CORNER
Not Close to Urban Conveniences
(temporary get-a-way , or purchase, only exclusive communities)


Shared Housing & Rental Industry
Booming Tier II Cities
(housing where people are going)
SOCIAL COMMUNITIES
OUTSITE
aashnaliving
healthy.sustainable.affordable
common
Wasteful Construction
Traditional Shared Rentals
co-living = a necessity
affordable by density
temporary transition
BUNGALOW
Sustainable Construction
Modern Day Lifestyle
co-lifestyle = a choice
affordable by design
suitable for long-term
node.
live local. be global
the collective
Starcity
QUARTERS
welive
Gateway Cities
(housing where people are...)
Co-Lifestyle | meaning | housing that delivers the lifestyle preferences ofthe community it aims to serve

Vision

$85M operational revenue in 5 years

The initial capital will be used for operations, marketing, and publicity, and to secure a line of credit to begin sitework and construction in Asheville.

We aim to leverage our climate-smart construction tech and financial tech model to reduce operating expenses and quickly generate revenue from assets, memberships, licensing and high-level partnerships. Our bird's eye vision includes 35–50 communities over the next 3–5 years, in vibrant Tier II Cities throughout the country.

5- year financial projections

- Projected operational revenue ($85M) over the next 5 years
- MRR (135X) from year 1 to year 5
- Plus millions in hard assets held by our subsidiary company

Short Form Forecast	2022	2023	2024	2025	2026
Revenue	$ 295,098	$ 4,183,359	$ 15,258,481	$ 57,988,781	$ 85,343,510
Cost of Goods Sold	$ 17,169	$ 167,340	$ 694,446	$ 2,454,724	$ 4,080,506
Gross Profit	$ 277,929	$ 4,016,019	$ 14,564,035	$ 55,534,056	$ 81,263,004
Gross Margin	94%	96%	95%	96%	95%
Operating Expenses	$ 640,053	$ 1,772,189	$ 3,732,723	$ 10,336,818	$ 14,879,161
EBITDA	$ (362,125)	$ 2,243,830	$ 10,831,312	$ 45,197,239	$ 66,383,843
Operating Margin	-123%	54%	71%	78%	78%
MRR	$ 57,890	$ 734,590	$ 3,460,000	$ 6,600,000	$ 7,860,000
Growth % vs Yr 1		1169%	4708%	5424%	2177%
Growth (x) vs Yr 1		12x	47x	54x	22x
Total Locations	1	6	26	53	62





On our way!

The company currently has a runway of another 5-8 months. If the crowdfunding offering target is met, the company will have enough liquid assets for 12 months to execute with our heads down and 6 months to raise with some buffer. If our targeted crowdfunding, plus VC and private investor fundraising goal is met, we will be able to operate for 24 months.

Roadmap:

2019– 2020 Then
Prefunded $750K by Founder, for
product development

2021 Before
Ready to break ground today! Property purchased,
with approved permits and plans

2021 As of Now
Strategic B2B partnerships being built to drive growth

2022 Right Now
Q1 2022 Seed funding round with Republic community

2022 Right Away
Q1 2022 Secure a line of credit to begin site-work construction
in Asheville

2022 Immediately
Q1 2022 Amplify operations, social club technology, and
marketing efforts, make key hires and drive memberships

2022 In a Wink
Q1 2022 Official launch of Social Club Platform,
generating pre-occupancy revenue

2022 Shortly
Q1/Q2 2022 additional funding round, purchase
adjacent properties

2022 Rapidly
Q3/Q4 2022 launch residences

Investors

To our investors

Are you a potential partner who is curious about thriving together and becoming
part of an iconic brand in the wellness lifestyle real estate and shared housing
movement? We invite you to join us, and others on this journey.

With our climate-smart Contech/Fintech model, we will reduce operating
expenses and generate revenue from assets, memberships, and high-level
partnerships alike—creating the potential to make millions quickly. Turns out,
doing good doesn't only feel good: it's good business too!

Investment & use of funds

With our climate –smart, Contech/ Fintech model we will reduce operating expenses and generate revenue from assets, memberships, and high–level partnerships alike, creating the potential to make millions quickly.

Aashna Inc. is crowdfunding ($25K to $1.07M of a rolling $5M seed round)

The company intends to acquire one to two more property locations or limited partnerships in the next 12 months. We expect to acquire land in the Austin area by Spring 2022 and in Nashville, TN by no later than the Summer/Fall 2022

Use 1
Operations, technology, marketing and publicity efforts

Use 2
To secure a line of credit to begin site–work construction in Asheville while preserving most of the seed capital

Use 3
Ultimately enough to hire exceptional talent to get the MVP built and occupied and the memberships rolling

Investment objectives

Aashna Inc. objectives are to create a nation-wide network of wellness focused eco-communities that are part social-club, part resort-like living. Starting with the initial development in Asheville, NC and expanding to additional markets in high-growth/demand Tier II cities over the next 2-3 years.

Investment strategy

Aashna Inc. will be able to produce profitability at a greater scale than traditional multi-family assets by:

- Expedited construction timeline and rapid scaling via use of small-scale architecture: sustainable construction technologies with customized layouts that maximize use of space while minimizing square footage
- Using of and innovative real estate financing model that further lends to rapid and stable scalability
- Building purpose-built, "climate smart" housing assets that produce profit and improve lives
- Supplying a housing choice to and underserved target market- based on economic, health, wellness and real estate market shifts
- Strategic land planning via purchase of 'upzoned' acquisitions and taking advantage of land in code reform jurisdictions
- Capital growth and attractive risk-adjusted returns
- Create long-term value through execution and a hands-on asset management approach
- Opportunities mis-priced or undetected by the current marketplace
- Align interests between principals and investors through transparency and significant capital commitment

Founder

Real estate luminary with 25+ awards, $900M+ sales

Led by a Female Founder ranked in the top 1% of real estate experts nationwide


Chief Visionary Officer in charge of drive and creativity to fuel companies' growth and steer us into the future
Stephanie O'Brien
FOUNDER | CVO | CEO
ACCOMPLISHMENTS INCLUDE:
Top 1% of real estate specialist nationwide - The Wall Street Journal
Earned 25+ awards and over $900M in sales volume
Founder of a #1 Real Estate Team that specialized in new development
Always maintained a pipeline of 3 - 5 years of business
First mover into Williamsburg, Brooklyn Market

Featured in:

The New York Times
NBC
WSJ
New York Post
The Real Deal
Curbed
The Epoch Times
Mann Report
Haute Residence

Founder & CEO Stephanie O'Brien has proven success in driving markets, producing profit for investors and clients, and attracting and retaining high-level talent. She was ranked in the **top 1% of real estate experts nationwide** by the Wall Street Journal, has earned **25+ awards,** and worked with industry legends like Clodagh, who added her wellness-by-design expertise to Aashna's shared spaces.

Aashna's leadership, founding & advisory team has **140+ years** combined domain expertise in real estate, design & architecture, sustainability, entrepreneurship, and community engagement.

Team

Stephanie OBrien

Founder | CVO | CEO

Female founder ranked in the Top 1% of real estate experts nationwide- by WSJ, earning over 25 awards

Ryan Fix	Community & Culture Advisor	Co-living pioneer Pure House - 2016 - THE REAL DEAL "It is less about demographics and more about values." Ryan Fix 2015 - Financial Times
Rosie von Lila	Engagement Expert	Burning Man Insider. "We can have a world that works for 100% of people, where our lands, oceans, and all species are protected." – Rosie Von Lila. TEDx
Rich Green	Shared Housing Space Advisor	Former C-Suite Member of Shared Housing Pioneer- CAO and General Counsel at Ollie
Laura Lengnick PHD	Resilience Expert	Founder: Cultivating Resilience. Enhancing organizational capacity to achieve sustainability and resilience goals. via assessment reporting
Justin Faerman	Conscious Lifestyle Advisor	"Meet Justin Faerman and Jackie Knechtel, two millennials hacking the algorithm for peak performance through their program Flow Mastery" - Forbes
Adam Hall	Real Estate Financial Expert Consultant	27 yrs in Real Estate formed Renaissance Holdings in 1989. Raised in excess of $1.5 billion in equity - WFMD

Clodagh Design	Well-being by Design Consultant	Clodagh: 1997 Hall of Fame Inductee "The experience of entering a Clodagh designed space is one of blissful serenity." INTERIOR DESIGN
Peter Lombardi	Sacred Geometry Architect Consultant	A collaborative role with Robert A.M. Stern Architects
Lilli Markle	WELL & PropTech Expert	WELL AP and PropTech expert "driving forward smart cities where people make decisions based on health and wellness"

Perks

$300	A mindful product gift basket
$500	Aashna yoga mat (or) tote
$1,000	50% discount off any full year membership subscription (once accepted) and paid in the next 12 months A mindful product gift basket
$2,200	50% discount off any full-year membership (once accepted) and paid in the next 12 months Two private digital or in-person wellness sessions from our select vendors Aashna yoga mat (or) tote
$5,000	50% discount off any full-year membership (once accepted) and paid in the next 12 months Two private digital or in-person wellness sessions from our select vendors Plus 3 complimentary nights during a short-term booking *May not be valid during holidays or special events
$10,000	A virtual meetup Q&A with the founder for the first 25 investors to invest over $10K or more 50% discount off any full year membership (once accepted) and paid in the next 12 months Gift basket, tote, or yoga mat
$20,000	All the above Plus exclusive offer for first 25 investors to lock in subscription price for the lifetime of the membership, upon a full price membership renewal
$50,000	All the above $50K or more guarantees pro-rata rights in future round/Series A

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AASHNA INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Aashna Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Fort Lauderdale, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(m)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AASHNA INC.

By:
Name: Stephanie O'Brien
Title: Chief Executive Officer
Address: 2598 E. Sunrise Blvd., Suite 2104, Fort Lauderdale, FL 33304, United States
Email: Stephanie@aashnaliving.com

INVESTOR:
By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Aashna Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Aashna Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                     Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:

Aashna Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

Narrative

Over the last couple of years, peoples' lifestyles have changed dramatically towards seeking accessible wellness, flexibility, community, and sustainable living options…

Yet, it is nearly impossible to find a home that supports our desire for a healthy and better future. That's where we come in...

By giving you power of choice, you can rent-by-room or rent-by-home, LIVE or VISIT, and feel like you're on vacation, all the time!

Wellbeing isn't just lip service at Aashna. It's part of our core DNA. We provide a variety of wellness-focused experiences so you can move more, play more, and create healthier habits.

We know change is constant, which is why we also make it easy to live, work, visit, or play on the fly with flexible leases, workspaces, and memberships to fit any lifestyle.

If you're looking to enhance creativity and concentration during your busy time, you'll enjoy our built-in workspaces surrounded by green places.

You'll have the ability to start exploring some of our social club experiences soon; and our residences will be available just around the corner…

We invite you to join us and become part of something you believe in!

TEXT ONLY NOT SPOKEN

Reg CF ending: *You can apply to become a founding member to Club Aashna now*!*(link to website)*
For as low as $250 you can invest in Aashna on Republic crowdfunding platform.

EXHIBIT E

Testing the Waters Communications



Company Name	Aashna Living

Logo



Headline	Membership-based eco-housing and social club for mindful living

Slides

 







Tags	Female Founders, Sustainable, Real Estate, Wellness, Subscription, Residential, Hospitality, Startups, Coming soon

Pitch text	## Summary

- Owner/operator/designer for eco-rentals & wellness hospitality platform
- Short & long-term rentals and social club subscriptions
- Green construction tech: fast, scalable, climate-smart and space efficient
- Development system reduces rent up to 30%, increases ROI up to 30%
- First location in Asheville ready to break ground, 7–9 months to occupancy
- Company projects $85M revenue in 5 years & over $750K+ prefunded by founder
- Female Founder ranked in the top 1% of real estate experts in US by WSJ

Problem

Yesterday's housing models don't meet today's demand

Renters want more choices

A new generation of consumers is driving the rental market, and they are bringing a different set of priorities with them:

- 71% of consumers prefer to support businesses aligned with their values
- 75% of millennial renters say they are striving to live a healthy lifestyle

The global health crisis, economic conditions, and climate conditions have incited a desire to live differently—with nature, wellbeing, flexibility, and community foremost in mind. Yet, there is a huge void when it comes to finding a home that supports this criteria.



Problem 1. Social Disconnection

40% of Americans claim to suffer from loneliness, overwhelmed by trying to make ends meet

Problem 2. Climate Conditions

Buildings represent **41%** of the total US energy consumption & **40%** of CO2 emissions, and often built using toxic materials

Problem 3. Economic Conditions

Low-cost housing is in high demand. Over **50%** of today's renters in the U.S. are cost burdened

Solution

The future of real estate, today!

A membership model to an eco-social-housing platform offering accessible wellness, community, and sustainable living options where members can live, visit, work, and play on the fly. Aashna is giving the power of choice back to the people with flexible leases, locations, and memberships to fit any lifestyle.

Our innovative decarbonizing development strategy, combined with the use of modern construction & financial technology, has helped us design a **sustainable, scalable, 21st century housing solution.**

- Fast, efficient, sustainable construction methods for **better scalability and ROI**
- **Eco-luxury rentals and subscriptions services** to both online and in-person wellness-focused social experiences, with flexible leases, memberships and location options




Benefit 2
Coexist
Eco-housing, reduces CO2
and operating cost &
increases the assets value
and life-cycle,


Benefit 3
Opportunity
Shareholders make 30%
premium per sq ft.
Positioned at the forefront
of a cultural boom

Product

Live, work, visit or play

Members can stay connected wherever they are through our face-to-face and digital social club experiences. We are cultivating the best of mindful living and climate-smart architecture with extraordinary comfort and services.


eco-living spaces in inspiring places
You choose: rent by room or rent by home


social club for mindful living activities
Create healthy habits for everyday life


flexible leases, memberships & locations
Simplify your life


workspaces surrounded by green places
Enhance creativity and concentration

Benefits include but are not limited to:

Members

- Enjoy high-quality, fair-priced sustainable housing
- Healthy and inclusive activities to facilitate positive social connections
- Flexibility
- Use of mindful building materials can promote better health

Shareholders/investors

- Use of construction technology and assembly products reduces build time, waste, and CO2 emissions, while increasing space efficiency and scalability
- Renewable energy use gives access to tax credits and reduces operating expenses, and increases life cycle
- Wellness lifestyle features and green building increase sales value
- Membership model drives 5–10% additional revenue

Neighborhoods

- Accelerating local economic growth and resilience efforts
- Establishing a development system and playbook to help decarbonize the local housing stock

Traction

Ready to break ground today

Aashna Living 1 is ready for development in Asheville, NC—dubbed "the world's third best city for millennials" by Matador.



property purchased

2.22 Acres: on "Aashna Way" in West Asheville, NC

We have **plans, property, and permits in place**. With our improved construction techniques, we could have **occupancy within 7-9 months** of breaking ground, and start generating revenue from our social club even sooner.



permits approved

29 small-scale homes
2BR /1BTH (450–605 sqft)
58 beds total
2800 sqft of shared space

Aashna is designed as a scalable platform that can be deployed wherever the market fits. Led by a founder whom the Wall Street

Journal named in the **top 1% of real estate specialists nationwide**, we are looking for opportunities to develop Aashna Living communities across the country.

We're currently vetting two potential locations in Austin, TX and Nashville, TN.



pipeline in process

Vetting two potential acquisitions in Austin, TX and Nashville, TN

B2B partnership ecosystem

We've formally engaged with several like-hearted brands such as those listed below—and we have no plans of stopping here. There are hundreds of wellness brands and products we are exploring.

B2B Partnership Eco-system



We are in great company!



Customers

Making mindful living more accessible

We envision Aashna communities as a vibrant blend of residents: mixed income, multi-cultural, and multi-generational.

- Gen-Z to thriving-aging clients
- Aspirational consumers, tending to be value-driven
- Eco-minded and wellness-conscious individuals (the LOHAS market)
- Explorers and travelers
- Remote workers looking for live-work and socializing opportunities

Location market fit

✓ Vibrant arts, music, entertainment and culinary scenes

✓ Urban amenities combined with neighborhood charm

✓ Healthy economy & steady population growth

✓ Access to public transportation

✓ Climate resiliency/climate action plans in place

✓ Close proximity to urban centers for economic opportunities



We see the greatest potential opportunity in **booming "Tier II" cities**—up-and-coming locations with untapped potential within the wellness lifestyle and shared housing market.

Business Model

Better value for customers, more profitable for investors

As a full stack owner, operator, and designer, we have control over every aspect of our development platform. We primarily sell directly to consumers; but we also anticipate forming partnerships with affiliates and developers.

We have two primary revenue streams: **subscriptions to the Aashna social club**, and **accommodation income** from short-term and long-term rentals. We also expect secondary income from technical service contracts, licensing program options, and vendor/facilitator referrals.

Flexible and responsive business model:

Tiered Membership Subscriptions

- Basic wellness foundation for all residents -membership levels optional with the choice of paying more for additional services

- Non-residents and/or guests can purchase memberships and à la carte services

Rentals w/ Flexible Lease Options

- Members can live in private rooms or private homes from 1 month to 1 year

- Rent-by-room SHARES, Private 2BR SUITES or short-term furnished STAYS

Our financial strategy is designed to:

- Strengthen balance sheets and preserve access to capital
- Keeps capital away from leasing spaces
- Positively increase valuation for future fundraising rounds
- Provides access to 100% of the capital as opposed to conventional lending. 60 to 85% LTV

Local competitive set and value

Aashna Living can reduce rents by 30% per month, while increasing revenue by up to 30% per square foot


Aashna, Asheville
While you may be able to find a cheaper "room" in the boondocks or in a rundown home that drains the earth's resources and your bank account -there is nothing close to the quality-of-life and value of the designer quality accommodations and wellness hospitality that Aashna offers.
Plus, you don't have to worry about the hassle of making sure your housemate is responsible - we do that for you. We do our best to match roomies to become future homies!
rent-by-room/ shared kitchen and bath blended rent average
$1,889.00
$1,725.00
$778.00
$883.00
Available shared housing units offer lodging only, no hospitality!
Asheville Furnished Short-term
Aashna Furnished Short-term
Asheville Unfurnished long-term
Aashna Unfurnished + hospitality
*rent sources 2021 include: AirBNB, Craigslist and Roomies



Market

$8.6B obtainable market share

Our market share projection of $8.6B is based on an analysis of Aashna's perceivable share of the intersecting market segments over the next 5–7 years. Direct sales to consumers make up the larger portion of our target market, including wellness-focused real estate, co-living, "rent-by-room" spaces, Airbnb, and eco-minded explorer/ travelers and remote workers.









wellness lifestyle real estate
$275B
- Global Wellness Institute 2021
Combined segments obtainable market share 1.5%
rent-by-room shared rentals
Over
$58B
- Cushman & Wakefield Co-living Landscape & Pew Research , Housemates
Combined segment obtainable market share 2%
work-from-anywhere & corporate housing
$105B
- Apollo Technical/ Statistics on Remote Workers
Obtainable share 1%
explorer/travelers short-term rentals
Over
$146B
- Iproperty Management & AirDNA 2021 & SKIFT REPORT
Obtainable share 1.5%

Indirect sources of revenue include retreats, and holistic development and corporate housing—especially relevant in today's "work-from-anywhere" business environment.



Reason 1. Healthy & Sustainable

Studies show **71%** of consumers prefer to spend their $ at businesses aligned with their values. **75%** of millennial renters say they are striving to live a healthy lifestyle. Wellness Lifestyle real estate is on the rise $197B by 2022.

Reason 2. Work-from-Anywhere

Remote work rates in some occupations exceed **80%.** A built-in work-from-anywhere option will become increasingly more desirable in the wake of this global health pandemic.

Reason 3. Budget- Friendly

50% of renters are cost burdened. Due to the loss of income and job security as a result of COVID-19, this is likely to increase. Aashna is offering high-quality, fair-priced sustainable housing.

Timing

Competition

A better fit for today's market

Current housing choices are not a good product fit for modern day residents' lifestyle preferences. Our direct competitors within wellness lifestyle real estate or shared housing models have **one or more identifiable weaknesses:**



general-multi-family market

- **Most the multi-fam industry are still using wasteful construction methods and toxic building materials.**



shared - housing models

- **Aren't desirable for long-term stays**
- **Don't offer a balance of urban culture and nature**


wellness-lifestyle real estate
• Aren't designed for long-term stays
• Only "affordable" to a few

Aashna addresses these shortcomings by using the latest in construction technology, utilizing sustainable design principles, eco-friendly materials, smart home technologies, along with a savvy finance tech system.


Wellness Lifestyle Real Estate Industry
Located Near Urban Amenities
(live. work. socialize – inclusive rental eco-communities)
aashnaliving
live.work.socialize
Traditional
Temporary, resort short stay Costly for sale
Limited locations
Aashna
Suitable for short or long-term Affordable Flexible rentals
Set to scale
grow community
TEN THOUSAND
SHEARWATER
BABCOCK RANCH
serenbe
WALSH
HARMONY
OLIVETTE
CANYONRANCH
SUMMERS CORNER
Not Close to Urban Conveniences
(temporary get-a-way , or purchase, only exclusive communities)


Shared Housing & Rental Industry
Booming Tier II Cities
(housing where people are going)
SOCIAL COMMUNITIES
OUTSITE
common
BUNGALOW
aashnaliving
healthy.sustainable.affordable
Wasteful Construction
Traditional Shared Rentals
co-living = a necessity
affordable by density
temporary transition
Sustainable Construction
Modern Day Lifestyle
co-lifestyle = a choice
affordable by design
suitable for long-term
node.
live local. be global
the collective
Starcity
QUARTERS
welive
Gateway Cities
(housing where people are...)

Co-Lifestyle | *meaning* | housing that delivers the lifestyle preferences ofthe community it aims to serve

Vision

$85M operational revenue in 5 years

The initial capital will be used for operations, marketing, and publicity, and to secure a line of credit to begin sitework and construction in Asheville.

We aim to leverage our climate-smart construction tech and financial tech model to reduce operating expenses and quickly generate revenue from assets, memberships, licensing and high-level partnerships. Our bird's eye vision includes 35–50 communities over the next 3–5 years, in vibrant Tier II Cities throughout the country.

5- year financial projections

- Projected operational revenue ($85M) over the next 5 years
- MRR (135X) from year 1 to year 5
- Plus millions in hard assets held by our subsidiary company

Short Form Forecast	2022	2023	2024	2025	2026
Revenue	$ 295,098	$ 4,183,359	$ 15,258,481	$ 57,988,781	$ 85,343,510
Cost of Goods Sold	$ 17,169	$ 167,340	$ 694,446	$ 2,454,724	$ 4,080,506
Gross Profit	$ 277,929	$ 4,016,019	$ 14,564,035	$ 55,534,056	$ 81,263,004
Gross Margin	94%	96%	95%	96%	95%
Operating Expenses	$ 640,053	$ 1,772,189	$ 3,732,723	$ 10,336,818	$ 14,879,161
EBITDA	$ (362,125)	$ 2,243,830	$ 10,831,312	$ 45,197,239	$ 66,383,843
Operating Margin	-123%	54%	71%	78%	78%
MRR	$ 57,890	$ 734,590	$ 3,460,000	$ 6,600,000	$ 7,860,000
Growth % vs Yr 1		1169%	4708%	5424%	2177%
Growth (x) vs Yr 1		12x	47x	54x	22x
Total Locations	1	6	26	53	62





On our way!

The company currently has a runway of another 5-8 months. If the crowdfunding offering target is met, the company will have enough liquid assets for 12 months to execute with our heads down and 6 months to raise with some buffer. If our targeted crowdfunding, plus VC and private investor fundraising goal is met, we will be able to operate for 24 months.

Roadmap:

2019- 2020 Then
Prefunded $750K by Founder, for
product development

2021 Before

Ready to break ground today! Property purchased,
with approved permits and plans

2021 As of Now

Strategic B2B partnerships being built to drive growth

2022 Right Now

Q1 2022 Seed funding round with Republic community

2022 Right Away

Q1 2022 Secure a line of credit to begin site-work construction
in Asheville

2022 Immediately

Q1 2022 Amplify operations, social club technology, and
marketing efforts, make key hires and drive memberships

2022 In a Wink

Q1 2022 Official launch of Social Club Platform,
generating pre-occupancy revenue

2022 Shortly

Q1/Q2 2022 additional funding round, purchase
adjacent properties

2022 Rapidly
Q3/Q4 2022 launch residences

Investors

To our investors

Are you a potential partner who is curious about thriving together and becoming part of an iconic brand in the wellness lifestyle real estate and shared housing movement? We invite you to join us, and others on this journey.

With our climate-smart Contech/Fintech model, we will reduce operating expenses and generate revenue from assets, memberships, and high-level partnerships alike—creating the potential to make millions quickly. Turns out, doing good doesn't only feel good: it's good business too!

Investment & use of funds

With our climate -smart, Contech/ Fintech model we will reduce operating expenses and generate revenue from assets, memberships, and high-level partnerships alike, creating the potential to make millions quickly.

Aashna Inc. is crowdfunding ($25K to $1.07M of a rolling $5M seed round)

The company intends to acquire one to two more property locations or limited partnerships in the next 12 months. We expect to acquire land in the Austin area by Spring 2022 and in Nashville, TN by no later than the Summer/Fall 2022

Use 1
Operations, technology, marketing and publicity efforts

Use 2
To secure a line of credit to begin site-work construction in Asheville while preserving most of the seed capital

Use 3
Ultimately enough to hire exceptional talent to get the MVP built and occupied and the memberships rolling

Investment objectives

Aashna Inc. objectives are to create a nation-wide network of wellness focused eco-communities that are part social-club, part resort-like living. Starting with the initial development in Asheville, NC and expanding to additional markets in high-growth/demand Tier II cities over the next 2-3 years.

Investment strategy

Aashna Inc. will be able to produce profitability at a greater scale than traditional multi-family assets by:

- Expedited construction timeline and rapid scaling via use of small-scale architecture: sustainable construction technologies with customized layouts that maximize use of space while minimizing square footage

- Using of and innovative real estate financing model that further lends to rapid and stable scalability
- Building purpose-built, “climate smart” housing assets that produce profit and improve lives
- Supplying a housing choice to and underserved target market- based on economic, health, wellness and real estate market shifts
- Strategic land planning via purchase of ‘upzoned’ acquisitions and taking advantage of land in code reform jurisdictions
- Capital growth and attractive risk-adjusted returns
- Create long-term value through execution and a hands-on asset management approach
- Opportunities mis-priced or undetected by the current marketplace
- Align interests between principals and investors through transparency and significant capital commitment

Founder

Real estate luminary with 25+ awards, $900M+ sales

Led by a Female Founder ranked in the top 1% of real estate experts nationwide


Chief Visionary Officer in charge of drive and creativity to fuel companies' growth and steer us into the future
Stephanie O'Brien
FOUNDER | CVO | CEO

ACCOMPLISHMENTS INCLUDE:

Top 1% of real estate specialist nationwide - The Wall Street Journal

Earned 25+ awards and over $900M in sales volume

Founder of a #1 Real Estate Team that specialized in new development

Always maintained a pipeline of 3 - 5 years of business

First mover into Williamsburg, Brooklyn Market

Featured in:

The New York Times
NBC
WSJ
New York Post
The Real Deal
Curbed
The Epoch Times
Mann Report
Haute Residence

Founder & CEO Stephanie O'Brien has proven success in driving markets, producing profit for investors and clients, and attracting and retaining high-level talent. She was ranked in the **top 1% of real estate experts nationwide** by the Wall Street Journal, has earned **25+ awards,** and worked with industry legends like Clodagh, who added her wellness-by-design expertise to Aashna's shared spaces.

Aashna's leadership, founding & advisory team has **140+ years** combined domain expertise in real estate, design & architecture, sustainability, entrepreneurship, and community engagement.

Team

Stephanie OBrien	Founder | CVO | CEO	Female founder ranked in the Top 1% of real estate experts nationwide- by WSJ, earning over 25 awards
Ryan Fix	Community & Culture Advisor	Co-living pioneer Pure House - 2016 - THE REAL DEAL "It is less about demographics and more about values." Ryan Fix 2015 - Financial Times

Rosie von Lila	Engagement Expert	Burning Man Insider. "We can have a world that works for 100% of people, where our lands, oceans, and all species are protected." – Rosie Von Lila. TEDx
Rich Green	Shared Housing Space Advisor	Former C-Suite Member of Shared Housing Pioneer- CAO and General Counsel at Ollie
Laura Lengnick PHD	Resilience Expert	Founder: Cultivating Resilience. Enhancing organizational capacity to achieve sustainability and resilience goals. via assessment reporting
Justin Faerman	Conscious Lifestyle Advisor	"Meet Justin Faerman and Jackie Knechtel, two millennials hacking the algorithm for peak performance through their program Flow Mastery" - Forbes

Adam Hall	Real Estate Financial Expert Consultant	27 yrs in Real Estate formed Renaissance Holdings in 1989. Raised in excess of $1.5 billion in equity - WFMD
Clodagh Design	Well-being by Design Consultant	Clodagh: 1997 Hall of Fame Inductee "The experience of entering a Clodagh designed space is one of blissful serenity." INTERIOR DESIGN
Peter Lombardi	Sacred Geometry Architect Consultant	A collaborative role with Robert A.M. Stern Architects
Lilli Markle	WELL & PropTech Expert	WELL AP and PropTech expert "driving forward smart cities where people make decisions based on health and wellness"

Perks

$300	A mindful product gift basket
$500	Aashna yoga mat (or) tote

$1,000	50% discount off any full year membership subscription (once accepted) and paid in the next 12 months A mindful product gift basket
$2,200	50% discount off any full-year membership (once accepted) and paid in the next 12 months Two private digital or in-person wellness sessions from our select vendors Aashna yoga mat (or) tote
$5,000	50% discount off any full-year membership (once accepted) and paid in the next 12 months Two private digital or in-person wellness sessions from our select vendors Plus 3 complimentary nights during a short-term booking *May not be valid during holidays or special events
$10,000	A virtual meetup Q&A with the founder for the first 25 investors to invest over $10K or more 50% discount off any full year membership (once accepted) and paid in the next 12 months Gift basket, tote, or yoga mat
$20,000	All the above Plus exclusive offer for first 25 investors to lock in subscription price for the lifetime of the membership, upon a full price membership renewal
$50,000	All the above $50K or more guarantees pro-rata rights in future round/Series A

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	Aashna

Logo	

Headline	Membership-based eco-housing and social club for mindful living

Slides









Tags

Female Founders, Sustainable, Real Estate, Wellness, Subscription, Residential, Hospitality, Coming soon, Startups

Pitch text

Summary

- Owner/operator/designer for eco-rentals & wellness hospitality platform
- Short & long-term rentals and social club subscriptions
- Green construction tech: fast, scalable, climate-smart and space efficient
- Development system reduces rent up to 30%, increases ROI up to 30%
- First location in Asheville ready to break ground, 7–9 months to occupancy
- Company projects $85M revenue in 5 years & over $750K+ prefunded by founder
- Female Founder ranked in the top 1% of real estate experts in US by WSJ

Problem

Yesterday's housing models don't meet today's demand

Renters want more choices

A new generation of consumers is driving the rental market, and they are bringing a different set of priorities with them:

- 71% of consumers prefer to support businesses aligned with their values
- 75% of millennial renters say they are striving to live a healthy lifestyle

The global health crisis, economic conditions, and climate conditions have incited a desire to live differently—with nature, wellbeing, flexibility, and community foremost in mind. Yet, there is a huge void when it comes to finding a home that supports this criteria.



Problem 1. Social Disconnection

40% of Americans claim to suffer from loneliness, overwhelmed by trying to make ends meet

Problem 2. Climate Conditions

Buildings represent **41%** of the total US energy consumption & **40%** of CO2 emissions, and often built using toxic materials

Problem 3. Economic Conditions

Low-cost housing is in high demand. Over **50%** of today's renters in the U.S. are cost burdened

Solution

The future of real estate, today!

A membership model to an eco-social-housing platform offering accessible wellness, community, and sustainable living options where members can live, visit, work, and play on the fly. Aashna is giving the power of choice back to the people with flexible leases, locations, and memberships to fit any lifestyle.

Our innovative decarbonizing development strategy, combined with the use of modern construction & financial technology, has helped us design a **sustainable, scalable, 21st century housing solution.**

- Fast, efficient, sustainable construction methods for **better scalability and ROI**
- **Eco-luxury rentals and subscriptions services** to both online and in-person wellness-focused social experiences, with flexible leases, memberships and location options


Benefit 1
Prosocial
Promoting fun, friendship
financial freedom and better
health. Save 30% on
designer quality living


Benefit 2
Coexist
Eco-housing, reduces CO2
and operating cost &
increases the assets value
and life-cycle,


Benefit 3
Opportunity
Shareholders make 30% premium per sq ft.
Positioned at the forefront of a cultural boom

Product

Live, work, visit or play

Members can stay connected wherever they are through our face-to-face and digital social club experiences. We are cultivating the best of mindful living and climate-smart architecture with extraordinary comfort and services.


eco-living spaces in inspiring places
You choose: rent by room or rent by home


social club for mindful living activities
Create healthy habits for everyday life


flexible leases, memberships & locations
Simplify your life


workspaces surrounded by green places
Enhance creativity and concentration

Benefits include but are not limited to:

Members

- Enjoy high-quality, fair-priced sustainable housing
- Healthy and inclusive activities to facilitate positive social connections
- Flexibility
- Use of mindful building materials can promote better health

Shareholders/investors

- Use of construction technology and assembly products reduces build time, waste, and CO2 emissions, while increasing space efficiency and scalability
- Renewable energy use gives access to tax credits and reduces operating expenses, and increases life cycle
- Wellness lifestyle features and green building increase sales value
- Membership model drives 5–10% additional revenue

Neighborhoods

- Accelerating local economic growth and resilience efforts
- Establishing a development system and playbook to help decarbonize the local housing stock

Traction

Ready to break ground today

Aashna Living 1 is ready for development in Asheville, NC—dubbed "the world's third best city for millennials" by Matador.



property purchased

2.22 Acres: on "Aashna Way" in West Asheville, NC

We have **plans, property, and permits in place**. With our improved construction techniques, we could have **occupancy within 7-9 months** of breaking ground, and start generating revenue from our social club even sooner.



permits approved

29 small-scale homes
2BR /1BTH (450–605 sqft)
58 beds total
2800 sqft of shared space

Aashna is designed as a scalable platform that can be deployed wherever the market fits. Led by a founder whom the Wall Street Journal named in the **top 1% of real estate specialists nationwide**, we are looking for opportunities to develop Aashna Living communities across the country.



pipeline in process

Vetting two potential acquisitions in Austin, TX and Nashville, TN

We're currently vetting two potential locations in Austin, TX and Nashville, TN.

B2B partnership ecosystem

We've formally engaged with several like-hearted brands such as those listed below—and we have no plans of stopping here. There are hundreds of wellness brands and products we are exploring.







B2B Partnership Eco-system
We are in great company!
FLOW CONSCIOUSNESS INSTITUTE
betterhelp
co-liv
ONE TREE PLANTED
MYNDSET
CalmCity
buddhabooth

Customers

Making mindful living more accessible

We envision Aashna communities as a vibrant blend of residents: mixed income, multi-cultural, and multi-generational.

- Gen-Z to thriving-aging clients
- Aspirational consumers, tending to be value-driven
- Eco-minded and wellness-conscious individuals (the LOHAS market)
- Explorers and travelers
- Remote workers looking for live-work and socializing opportunities

Location market fit



✓ Vibrant arts, music, entertainment and culinary scenes
✓ Urban amenities combined with neighborhood charm
✓ Healthy economy & steady population growth
✓ Access to public transportation
✓ Climate resiliency/climate action plans in place
✓ Close proximity to urban centers for economic opportunities

We see the greatest potential opportunity in **booming "Tier II" cities**—up-and-coming locations with untapped potential within the wellness lifestyle and shared housing market.

Business Model

Better value for customers, more profitable for investors

As a full stack owner, operator, and designer, we have control over every aspect of our development platform. We primarily sell directly to consumers; but we also anticipate forming partnerships with affiliates and developers.

We have two primary revenue streams: **subscriptions to the Aashna social club**, and **accommodation income** from short-term and long-term rentals. We also expect secondary income from technical service contracts, licensing program options, and vendor/facilitator referrals.

Flexible and responsive business model:

Tiered Membership Subscriptions

- Basic wellness foundation for all residents -membership levels optional with the choice of paying more for additional services

- Non-residents and/or guests can purchase memberships and à la carte services

Rentals w/ Flexible Lease Options

- Members can live in private rooms or private homes from 1 month to 1 year

- Rent-by-room SHARES, Private 2BR SUITES or short-term furnished STAYS

Our financial strategy is designed to:

- Strengthen balance sheets and preserve access to capital
- Keeps capital away from leasing spaces
- Positively increase valuation for future fundraising rounds
- Provides access to 100% of the capital as opposed to conventional lending. 60 to 85% LTV

Local competitive set and value

Aashna Living can reduce rents by 30% per month, while increasing revenue by up to 30% per square foot

Aashna, Asheville

While you may be able to find a cheaper "room" in the boondocks or in a rundown home that drains the earth's resources and your bank account -there is **nothing close to the quality-of-life and value of the designer quality accommodations and wellness hospitality that Aashna offers.**

Plus, you don't have to worry about the hassle of making sure your housemate is responsible - we do that for you. We do our best to match roomies to become future homies!



rent-by-room/ shared kitchen and bath blended rent average
Available shared housing units offer **lodging only , no hospitality!**
$1,889.00
$1,725.00
$778.00
$883.00
Asheville Furnished Short-term
Aashna Furnished Short-term
Asheville Unfurnished long-term
Aashna Unfurnished + hospitality

*rent sources 2021 include: AirBNB, Craigslist and Roomies



Value by PPSF & Rent Avg

PPSF Luxury Studios/1BR/ 2BR - "Class A" Wellness Lifestyle Oriented Communities Receive A Premium on a Sq Ft Basis
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.38
$1.98
$1.66
$2.28
$3.42
The Patton
The Loft at South Slope
Beaucatcher
The Retreat at the Hill
Subject Property - Aashna Living

Asheville Luxury Studio / 1BR Rental Averages
$1,600.00
$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
$1,431.00
$1,292.00
$1,228.00
$1,365.00
$850.00
The Patton
The Loft at South Slope
Beaucatcher
The Retreat at the Hill
Subject Property - Aashna Living

*comprehensive comp analysis available

Market

$8.6B obtainable market share

Our market share projection of $8.6B is based on an analysis of Aashna's perceivable share of the intersecting market segments over the next 5–7 years. Direct sales to consumers make up the larger portion of our target market, including wellness-focused real estate, co-living, “rent-by-room” spaces, Airbnb, and eco-minded explorer/ travelers and remote workers.


wellness lifestyle real estate
$275B
- Global Wellness Institute 2021
Combined segments obtainable market share 1.5%


rent-by-room shared rentals
Over
$58B
- Cushman & Wakefield Co-living Landscape & Pew Research , Housemates
Combined segment obtainable market share 2%


work-from-anywhere & corporate housing
$105B
- Apollo Technical/ Statistics on Remote Workers
Obtainable share 1%


explorer/travelers short-term rentals
Over
$146B
- Iproperty Management & AirDNA 2021 & SKIFT REPORT
Obtainable share 1.5%

Indirect sources of revenue include retreats, and holistic development and corporate housing—especially relevant in today’s “work-from-anywhere” business environment.



Reason 1. Healthy & Sustainable

Studies show **71%** of consumers prefer to spend their $ at businesses aligned with their values. **75%** of millennial renters say they are striving to live a healthy lifestyle. Wellness Lifestyle real estate is on the rise $197B by 2022.

Reason 2. Work-from-Anywhere

Remote work rates in some occupations exceed **80%.** A built-in work-from-anywhere option will become increasingly more desirable in the wake of this global health pandemic.

Reason 3. Budget- Friendly

50% of renters are cost burdened. Due to the loss of income and job security as a result of COVID-19, this is likely to increase. Aashna is offering high-quality, fair-priced sustainable housing.

Timing

Competition

A better fit for today's market

Current housing choices are not a good product fit for modern day residents' lifestyle preferences. Our direct competitors within wellness lifestyle real estate or shared housing models have **one or more identifiable weaknesses:**



general– multi-family market

- **Most the multi-fam industry are still using wasteful construction methods and toxic building materials.**



shared –
housing
models

- **Aren't desirable for long-term stays**
- **Don't offer a balance of urban culture and nature**



wellness–
lifestyle
real estate

- **Aren't designed for long-term stays**
- **Only "affordable" to a few**

Aashna addresses these shortcomings by using the latest in construction technology, utilizing sustainable design principles, eco-friendly materials, smart home technologies, along with a savvy finance tech system.


Wellness Lifestyle Real Estate Industry
Located Near Urban Amenities
(live. work. socialize – inclusive rental eco-communities)
aashnaliving
live.work.socialize
Traditional
Temporary, resort
short stay Costly
for sale
Limited locations
Aashna
Suitable for short or
long-term Affordable
Flexible rentals
Set to scale
grow
TEN THOUSAND
SHEARWATER
BABCOCK RANCH
serenbe
WALSH
HARMONY
OLIVETTE
CANYONRANCH
SUMMERS CORNER
Not Close to Urban Conveniences
(temporary get-a-way , or purchase, only exclusive communities)


Shared Housing & Rental Industry
Booming Tier II Cities
(housing where people are going)
SOCIAL COMMUNITIES
OUTSITE
common
BUNGALOW
aashnaliving
healthy.sustainable.affordable
Wasteful Construction
Traditional
Shared
Rentals
co-living = a necessity
affordable by density
temporary transition
Sustainable Construction
Modern
Day
Lifestyle
co-lifestyle = a choice
affordable by design
suitable for long-term
node.
live local. be global
the collective
Starcity
QUARTERS
welive
Gateway Cities
(housing where people are...)
Co-Lifestyle | meaning | housing that delivers the lifestyle preferences ofthe community it aims to serve

Vision

$85M operational revenue in 5 years

The initial capital will be used for operations, marketing, and publicity, and to secure a line of credit to begin sitework and construction in Asheville.

We aim to leverage our climate-smart construction tech and financial tech model to reduce operating expenses and quickly generate revenue from assets, memberships, licensing and high-level partnerships. Our bird's eye vision includes 35–50 communities over the next 3–5 years, in vibrant Tier II Cities throughout the country.

5- year financial projections

- Projected operational revenue ($85M) over the next 5 years
- MRR (135X) from year 1 to year 5
- Plus millions in hard assets held by our subsidiary company

Short Form Forecast	2022	2023	2024	2025	2026
Revenue	$ 295,098	$ 4,183,359	$ 15,258,481	$ 57,988,781	$ 85,343,510
Cost of Goods Sold	$ 17,169	$ 167,340	$ 694,446	$ 2,454,724	$ 4,080,506
Gross Profit	$ 277,929	$ 4,016,019	$ 14,564,035	$ 55,534,056	$ 81,263,004
Gross Margin	94%	96%	95%	96%	95%
Operating Expenses	$ 640,053	$ 1,772,189	$ 3,732,723	$ 10,336,818	$ 14,879,161
EBITDA	$ (362,125)	$ 2,243,830	$ 10,831,312	$ 45,197,239	$ 66,383,843
Operating Margin	-123%	54%	71%	78%	78%
MRR	$ 57,890	$ 734,590	$ 3,460,000	$ 6,600,000	$ 7,860,000
Growth % vs Yr 1		1169%	4708%	5424%	2177%
Growth (x) vs Yr 1		12x	47x	54x	22x
Total Locations	1	6	26	53	62





On our way!

The company currently has a runway of another 5-8 months. If the crowdfunding offering target is met, the company will have enough liquid assets for 12 months to execute with our heads down and 6 months to raise with some buffer. If our targeted crowdfunding, plus VC and private investor fundraising goal is met, we will be able to operate for 24 months.

Roadmap:

2019– 2020 **Then**
Prefunded $750K by Founder, for
product development

2021 **Before**
Ready to break ground today! Property purchased,
with approved permits and plans

2021 **As of Now**
Strategic B2B partnerships being built to drive growth

2022 **Right Now**
Q1 2022 Seed funding round with Republic community

2022 **Right Away**
Q1 2022 Secure a line of credit to begin site-work construction
in Asheville

2022 **Immediately**
Q1 2022 Amplify operations, social club technology, and
marketing efforts, make key hires and drive memberships

2022 **In a Wink**
Q1 2022 Official launch of Social Club Platform,
generating pre-occupancy revenue

2022 **Shortly**
Q1/Q2 2022 additional funding round, purchase
adjacent properties

2022 **Rapidly**
Q3/Q4 2022 launch residences

Investors

To our investors

Are you a potential partner who is curious about thriving together and becoming
part of an iconic brand in the wellness lifestyle real estate and shared housing
movement? We invite you to join us, and others on this journey.

With our climate-smart Contech/Fintech model, we will reduce operating
expenses and generate revenue from assets, memberships, and high-level
partnerships alike—creating the potential to make millions quickly. Turns out,
doing good doesn't only feel good: it's good business too!

Investment & use of funds

With our climate –smart, Contech/ Fintech model we will reduce operating expenses and generate revenue from assets, memberships, and high–level partnerships alike, creating the potential to make millions quickly.

Aashna Inc. is crowdfunding ($25K to $1.07M of a rolling $5M seed round)

The company intends to acquire one to two more property locations or limited partnerships in the next 12 months. We expect to acquire land in the Austin area by Spring 2022 and in Nashville, TN by no later than the Summer/Fall 2022

Use 1

Operations, technology, marketing and publicity efforts

Use 2

To secure a line of credit to begin site–work construction in Asheville while preserving most of the seed capital

Use 3

Ultimately enough to hire exceptional talent to get the MVP built and occupied and the memberships rolling

Investment objectives

Aashna Inc. objectives are to create a nation-wide network of wellness focused eco-communities that are part social-club, part resort-like living. Starting with the initial development in Asheville, NC and expanding to additional markets in high-growth/demand Tier II cities over the next 2-3 years.

Investment strategy

Aashna Inc. will be able to produce profitability at a greater scale than traditional multi-family assets by:

- Expedited construction timeline and rapid scaling via use of small-scale architecture: sustainable construction technologies with customized layouts that maximize use of space while minimizing square footage
- Using of and innovative real estate financing model that further lends to rapid and stable scalability
- Building purpose-built, "climate smart" housing assets that produce profit and improve lives
- Supplying a housing choice to and underserved target market- based on economic, health, wellness and real estate market shifts
- Strategic land planning via purchase of 'upzoned' acquisitions and taking advantage of land in code reform jurisdictions
- Capital growth and attractive risk-adjusted returns
- Create long-term value through execution and a hands-on asset management approach
- Opportunities mis-priced or undetected by the current marketplace
- Align interests between principals and investors through transparency and significant capital commitment

Founder

Real estate luminary with 25+ awards, $900M+ sales

Led by a Female Founder ranked in the top 1% of real estate experts nationwide



Chief Visionary Officer in charge of drive and creativity to fuel companies' growth and steer us into the future

Stephanie O'Brien

FOUNDER | CVO | CEO

ACCOMPLISHMENTS INCLUDE:

Top 1% of real estate specialist nationwide – The Wall Street Journal

Earned 25+ awards and over $900M in sales volume

Founder of a #1 Real Estate Team that specialized in new development

Always maintained a pipeline of 3 – 5 years of business

First mover into Williamsburg, Brooklyn Market

Featured in:

The New York Times
NBC
WSJ
New York Post
The Real Deal
Curbed
The Epoch Times
Mann Report
Haute Residence

Founder & CEO Stephanie O'Brien has proven success in driving markets, producing profit for investors and clients, and attracting and retaining high-level talent. She was ranked in the **top 1% of real estate experts nationwide** by the Wall Street Journal, has earned **25+ awards,** and worked with industry legends like Clodagh, who added her wellness-by-design expertise to Aashna's shared spaces.

Aashna's leadership, founding & advisory team has **140+ years** combined domain expertise in real estate, design & architecture, sustainability, entrepreneurship, and community engagement.

Team

Stephanie OBrien	Founder | CVO | CEO	Female founder ranked in the Top 1% of real estate experts nationwide- by WSJ, earning over 25 awards

Ryan Fix	Community & Culture Advisor	Co-living pioneer Pure House - 2016 - THE REAL DEAL "It is less about demographics and more about values." Ryan Fix 2015 - Financial Times
Rosie von Lila	Engagement Expert	Burning Man Insider. "We can have a world that works for 100% of people, where our lands, oceans, and all species are protected." – Rosie Von Lila. TEDx
Rich Green	Shared Housing Space Advisor	Former C-Suite Member of Shared Housing Pioneer- CAO and General Counsel at Ollie
Laura Lengnick PHD	Resilience Expert	Founder: Cultivating Resilience. Enhancing organizational capacity to achieve sustainability and resilience goals. via assessment reporting
Justin Faerman	Conscious Lifestyle Advisor	"Meet Justin Faerman and Jackie Knechtel, two millennials hacking the algorithm for peak performance through their program Flow Mastery" - Forbes
Adam Hall	Real Estate Financial Expert Consultant	27 yrs in Real Estate formed Renaissance Holdings in 1989. Raised in excess of $1.5 billion in equity - WFMD

Clodagh Design	Well-being by Design Consultant	Clodagh: 1997 Hall of Fame Inductee "The experience of entering a Clodagh designed space is one of blissful serenity." INTERIOR DESIGN
Peter Lombardi	Sacred Geometry Architect Consultant	A collaborative role with Robert A.M. Stern Architects
Lilli Markle	WELL & PropTech Expert	WELL AP and PropTech expert "driving forward smart cities where people make decisions based on health and wellness"

Perks

$300	A mindful product gift basket
$500	Aashna yoga mat (or) tote
$1,000	50% discount off any full year membership subscription (once accepted) and paid in the next 12 months A mindful product gift basket
$2,200	50% discount off any full-year membership (once accepted) and paid in the next 12 months Two private digital or in-person wellness sessions from our select vendors Aashna yoga mat (or) tote
$5,000	50% discount off any full-year membership (once accepted) and paid in the next 12 months Two private digital or in-person wellness sessions from our select vendors Plus 3 complimentary nights during a short-term booking *May not be valid during holidays or special events
$10,000	A virtual meetup Q&A with the founder for the first 25 investors to invest over $10K or more 50% discount off any full year membership (once accepted) and paid in the next 12 months Gift basket, tote, or yoga mat
$20,000	All the above Plus exclusive offer for first 25 investors to lock in subscription price for the lifetime of the membership, upon a full price membership renewal
$50,000	All the above $50K or more guarantees pro-rata rights in future round/Series A

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



ALOHA!



We are thrilled to announce our soft launch is happening now!

PS - Founding Members unlock exclusive perks like deep discounts on wellness events and online courses. Check out the newest online nutrition course and become a member for 25% off.

Allow me to introduce you to Aashna Living - the membership model to an eco-social-housing platform that we've all been waiting for!

Aashna offers accessible wellness, community, and sustainable living options where members can live, visit, work, and play on the fly. Aashna is giving the power of choice back to the people with flexible leases, locations, and memberships to fit any lifestyle. Stay connected through Camp Aashna's digital and face-to-face social club experiences designed for mindful living.

The Aashna Living Founding Member pre-sale event is happening right now, and their soft launch   will be on Republic platform in a wink.



RESERVE NOW

What does this mean?

We are in the final hours before launching our pre-sale soft launch for Aashna Insiders, it is NOT an investment and no funds will be pulled from your account. We are using Republic's Crowdfunding Platform "Pre-Sale" feature, which will allow you to save your spot and once the campaign is actually live, you and others interested in investing will be able to convert their reservations to commitments with just one click.
Once you have reserved shares and the offering goes live, you will get notified by Republic with instructions on how to finalize your investment.

How do I reserve my spot?

It is fairly simple... first log onto Republic.com and register.
Learn More on how to invest here.
Go to Aashna's campaign page here to reserve your spot.

As every offering has limited space available, make sure to follow the campaign for news about and updates on their launch.

Why Invest?

- Led by a Female Founder ranked in the top 1% of real estate experts in US by WSJ
- The Future of Today's Real Estate- sustainable, scalable, 21st century eco-social housing solution.
- Use of construction technology and assembly products reduces build time, waste, and CO_2 emissions, while increasing space efficiency, scalability and ROI
- Aashna's leadership, founding & advisory team has 140+ years combined domain expertise



live. work. socialize.

Be sure to follow us on SM for updates on crowdfunding on Republic or on how to apply to become a founding member to Camp Aashna.
We can't wait to meet you!



RESERVE NOW



aashnaliving

aashna living

be well live mindful

Use your phone on QR Code for access to links

Hey Friends, I've been given the green light to extend what I believe is an outstanding opportunity to my inner circle, and It couldn't be more aligned or timely. I immediately thought of you. Allow me to introduce you to Aashna Living - the membership model to an eco-social-housing platform that we've all been waiting for!

Click here for info on the Founding Member invitation to join the social club (Camp Aashna) and here for the full scoop on how to reserve a golden ticket during the soft launch campaign on Republic's platform.

By being a preferred insider you have the first opportunity to click "reserve your spot" to become part of the future you believe in and share in the success of Aashna for as low as $250 in their upcoming crowdfunding campaign.







Generic No Offering Type Known: With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

At Aashna we are bridging the gap between humans and nature!

We invite you to join us in making the world around us better! Use QR Code to find out how.